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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

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                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (AMENDMENT NO.    )
                                           ----

                          LAHAINA ACQUISITIONS, INC.
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                               (Name of Issuer)

                     Common Stock, no par value per share
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                        (Title of Class of Securities)

                                  507275105
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                                (CUSIP Number)


                               Richard P. Smyth
                                Managing Member
                          Mongoose Investments, LLC
                             7276 Sanctuary Lane
                          Fernandina Beach, FL 32304
                                (904) 277-4438
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 14, 1998
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           (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 507275105                    13D      PAGE    2     OF     2   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS Mongoose Investments, LLC
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          84-1325695
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Georgia
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                       (7)     SOLE VOTING POWER
  NUMBER OF                    3,910,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   3,910,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,910,000
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          82.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          00 (Limited Liability Company)
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.  Security and Issuer.

         This Report relates to 2,000,000 shares of the common stock, no par value per share, and to 1,910,000 shares of Series A Preferred Stock convertible into 1,910,000 shares of common stock of Lahaina Acquisitions, Inc., a Colorado corporation. The address of the Issuer's principal executive office is 2900 Atlantic Avenue, Fernandina Beach, FL 32034.

         Item 2.  Identity and Background.

         The Reporting Person is a Limited Liability Company.

         (a)               Name: MONGOOSE INVESTMENTS, LLC.
         (b)               Business Address: 7276 SANCTUARY LANE
                           FERNANDINA BEACH, FL 32304.
         (c)               Principal Business: Resort Development
         (d) & (e)         Neither the Reporting Person nor any of its executive
                           officers or directors have, during the past five years (i) been convicted in a criminal proceeding
                           (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order in joining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


         Item 3.  Source and Amount of Funds or Other Consideration.

         100% of the shares of Beachside Commons I, Inc., formerly a wholly-owned subsidiary of the Reporting Person, were sold for the securities reported herein.

         Item 4.  Purpose of Transaction.

         The Reporting Person purchased the securities reported herein through a negotiated transaction between the Reporting Person and the Issuer. In connection with the acquisition, the following persons were elected to the Board of Directors of the Issuer:

         Richard P. Smyth
         Gerald F. Sullivan
         D. Nelson Lester
         Sidney E. Brown
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Pursuant to such acquisition, the Issuer has gained control of Beachside Commons
I, Inc. (Beachside), formerly a wholly-owned subsidiary of Mongoose.

         The Reporting Person currently contemplates no material change in the Issuer's corporate structure but does intend to materially change the Issuer's business from a development stage company to a company acquiring developing and operating properties in resort areas.

         Item 5.  Interest in the Securities of the Issuer.

         The Reporting Person has acquired 2,000,000 shares of common stock and 1,910,000 shares of preferred stock convertible into shares of common stock on a 1:1 basis. As a result of such ownership, the Reporting Person has beneficial ownership with respect to 82.9% of the outstanding common stock of the Issuer. All such shares are held with sole voting power and sole dispositive power. Other than the acquisition reported pursuant to this Report, the Reporting Person has not engaged in any transactions in any securities of the Issuer. The Reporting Person is not a member of any group.


         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships requiring disclosure pursuant to this Item 6.


         Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

         (i) Stock Purchase Agreement by and between Lahaina Acquisitions, Inc. and Mongoose Investments, LLC, dated as of December 3, 1998. The transaction was concluded on December 14, 1998.






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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

            12/18/98       MONGOOSE INVESTMENTS, LLC
         ---------------
               Date


                              By: /s/ Richard P. Smyth
                                 ------------------------------
                                    Richard P. Smyth
                                    Managing Member








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